

February 8, 2012

Via E-Mail
Mr. Joseph H. Ceryanec
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309-3023

> **Re: Meredith Corporation**
> **Form 10-K for the year ended June 30, 2011**
> **Filed August 24, 2011**
> **File No. 001-05128**

Dear Mr. Ceryanec:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Contractual Obligations, page 34

1. We note from the table of contractual commitments on page 34 that the Company's contractual commitments for contingent consideration in connection with acquisitions totaled $12.9 million as of June 30, 2011. Please explain why this amount is significantly in excess of the aggregate amounts of the $1.0 million for the Hyperfactory acquisition disclosed in Note 2 and your other acquisitions that were consummated prior to July 1, 2009 of $2.4 million as disclosed in Note 5. Please advise or revise as appropriate.

Consolidated Statements of Earnings, page 46

2. We note from your revenue recognition policy in Note 1 and from your discussion in MD&A that other revenues include those earned under brand licensing arrangements. You disclose in MD&A that your Better Homes and Gardens brand licensing program continues to grow at Wal-Mart Stores, Inc. (Wal-Mart) and that brand licensing revenues grew more than 20% in fiscal 2011 and 36% in fiscal 2010 as a result of the Walmart relationship. Please note that if brand licensing revenues exceed 10% of your total revenues, the revenues and expenses from these operations should be separately reflected on the face of the consolidated statement of operations in accordance with the guidance in Rule 5-03(b)(1)-(2) of Regulation S-X, with a separate discussion of these revenues and related expenses provided in MD&A. Supplementally advise us whether brand licensing revenues exceeded 10% of total revenues, and if so, provide us with a sample disclosure to be included in future filings. We may have further comment upon reviewing your response.

3. In addition, your revenue recognition policy in Note 1 indicates that brand licensing-based revenues are accrued generally monthly or quarterly based on the specific mechanisms of each contract with payments generally made by the Company's partners on a quarterly basis. Generally, revenues are accrued based on estimated sales and adjusted as actual sales are reported by partners. In light of the significant increase in brand licensing revenues described in MD&A for 2011 and 2010, please expand your disclosure to describe whether any significant adjustments have been experienced in connection with any delays in actual sales reporting by partners, and the nature and length of any delays and related adjustments for your significant brand licensing arrangements. We may have further comment upon reviewing your response.

Note 2. Acquisitions, page 55

4. We note from the disclosure included in Note 2 that in connection with the acquisition of Hyperfactory during 2010, the Company recognized an obligation for contingent consideration aggregating $7.1 million which was payable in the event that the acquired operations achieve certain financial targets generally based on earnings before interest and taxes. We also note from the disclosure included in Note 2 that during the year ended June 30, 2011, the Company recognized a non-cash credit to operations reducing the estimated contingent consideration payable by $6.3 million. Please tell us and revise the notes to your financial statements to explain the nature of the changes in facts or circumstances that have occurred since the acquisition date which resulted in the $6.3 million adjustment to the fair value of the contingent consideration obligation. Your

response should clearly explain what factors and assumptions were used in determining the original contingent consideration obligation that was recognized at the acquisition date and what changes in assumptions occurred during 2011 that resulted in the reduction in the fair value of this obligation.

Note 17. Selected Quarterly Financial Data, page 76

5. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are recognized in any of the quarters presented. See guidance outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief